Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 15, 2022

VIA EDGAR CORRESPONDENCE

Alberto Zapata
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Zapata:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Metaverse ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Given the subject matter and unique nature of the Fund, please be prepared to extend the effective date of the filing, if necessary, by filing on Form BXT.

Response to Comment 1

The Fund confirms that it intends to resolve Staff comments prior to the Fund’s launch.

Comment 2 – Cover Page

Please include the Fund’s ticker symbol in the Registration Statement and on EDGAR pursuant to Rule 313(b)(1) of Regulation S-T.

Response to Comment 2

Pursuant to the Staff’s request, the Fund confirms that the ticker symbol will be updated in the Registration Statement and on EDGAR upon effectiveness of the Registration Statement.

Comment 3 – Cover Page

Please confirm whether the Fund intends to avail itself of the option described in Instruction 4 of Item 6 of Form N-1A, to combine the information required by Item 6(c)(4) into the information required by Item 1(b)(1) and Rule 498(b)(1)(v) under the Securities Act of 1933.

Response to Comment 3

The Fund confirms that it does not intend to rely on the referenced option described in Instruction 4 of Item 6 of Form N-1A, but will include the information required by Item 6(c)(4) under the section entitled “Purchase and Sale of Fund Shares.”

Comment 4 – Fees and Expenses of the Fund

Please confirm there are no breakpoints that would require additional disclosure for the fee table.

Response to Comment 4

The Fund confirms there are no breakpoints.

Comment 5 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table.

Response to Comment 5

Pursuant to the Staff’s request, a completed fee table for the Fund has been set forth in Exhibit A to this response.

Comment 6 – Fees and Expenses of the Fund

The Staff notes that the fee table states, “This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.” Please consider removing this sentence since the information is in the bolded language above.

Response to Comment 6

The Fund believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 7 – Principal Investment Strategies

The Staff notes that the disclosure states, “The Index Provider reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index.” Please explain supplementally how using qualitative judgment is consistent with using an indexing strategy.

Response to Comment 7

The Fund notes that the Index is entirely independent from the Fund, and as such, the Index Provider has the ability to change the Index methodology at any time.

Comment 8 – Principal Investment Strategies

The Staff notes that the disclosure states, “Continued Index membership of a constituent is not necessarily subject to the guidelines provided in the Index methodology.” Please explain more clearly what is meant by this sentence.

Response to Comment 8

The Fund notes that because the Index is rebalanced quarterly and reconstituted semi-annually, a previously included Index constituent that no longer satisfies the requirements of the Index methodology may not be removed from the Index until that time. Therefore, in the interim, continued Index membership of such constituent may not be subject to the Index methodology guidelines.

Comment 9 – Principal Investment Strategies

The Staff notes that the disclosure states, “A stock may be considered for exclusion by the Index Provider on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in the Index methodology.” Please explain how this exclusion fits within the Index’s methodology. The Staff notes that this seems to be referencing an environmental, social and governance (ESG) integration strategy.

Response to Comment 9

The Fund notes that the above-referenced disclosure has been removed from the prospectus.

Comment 10 – Principal Investment Strategies

Please explain what a “minimum six-month average daily turnover of greater than or equal to $100 million and a minimum free float equivalent to 10%” means in plain English.

Response to Comment 10

The above-referenced disclosure has been revised as follows:

In addition, a company’s stock must have a minimum market capitalization of $5 billion, a minimum six-month average daily turnover of greater than or equal to $100 million and a minimum free float equivalent to 10% of shares outstanding in order to meet the Index Provider’s market capitalization and liquidity requirements. “Daily turnover” refers to the total value of shares traded on a daily basis for the average time period indicated. The term “free float” is used to describe the portion of an issuer’s outstanding securities that can be publicly traded, and therefore excludes locked-in securities held by an issuer’s affiliates, officers or promoters and securities subject to some other restrictive arrangement that prevents them from being freely traded.

Comment 11 – Principal Investment Strategies

Under the “IP & Contents” numerical, please more clearly and robustly describe what is meant by “involved in” developing the content or software for augmented and virtual reality concepts.

Response to Comment 11

The Fund has revised the above-referenced disclosure as follows:

The Index Provider has defined the Metaverse as being comprised of the following sub-themes:

1.	IP & Contents: Companies that develop content, software, and services used in augmented and virtual reality. This includes companies that create video games, graphic design tools, 3D modeling software and media content. Further, the sub-theme includes companies providing creative tools and intellectual property that aid in the creation of Metaverse.
2.	Platforms: Companies that provide platforms to access virtual reality, including video communication platforms, social networking platforms and virtual worlds.
3.	Payment: Companies that are integrating payment gateways into the Metaverse. This includes companies creating nonfungible tokens for use in virtual reality.
4.	Optics & Display: Companies that manufacture displays, controllers, motion sensors, lasers, and other components used in virtual reality devices.
5.	Semiconductor, Hardware and 5G: Companies that provide semiconductor and hardware products, including virtual reality headsets, augmented reality mounted displays, virtual reality and augmented reality smart glasses, and play stations. Further, the sub-theme includes companies investing in 5G infrastructure, which is considered the backbone of the virtual universe.

Companies engaged in business activities associated with these sub-themes will be eligible for inclusion in the Index. The eligible companies are then further classified into (1) Primary Companies, (2) Secondary Companies, and (3) Satellite Companies, which make up the selection list.

1.	Primary Companies: A company shall be considered a Primary Company if it derives at least 50% of its revenues or profits from the Metaverse. Primary Companies are those whose business operations are directly linked to the Metaverse. These companies have their principal business strategies and/or growth prospects inextricably linked to the Metaverse. Continued growth in the Metaverse is predicted to be vital to their businesses’ economic viability in the future.
2.	Secondary companies: A company shall be considered a Secondary Company provided that: (a) revenues from the Metaverse represent more than 20% of the company’s total revenues and such revenues are independently reported in the company’s financial reports; (2) revenues from the Metaverse are likely to have a material impact on the company’s overall share price performance; (3) research and development investments in the Metaverse are at the forefront of the company’s future initiatives; or (4) the company’s Metaverse-related business is likely to have a significant impact on the sector as a whole.
3.	Satellite Companies: Satellite Companies are those companies whose products or services are indirectly associated to the Metaverse. Growth in the Metaverse industry and/or investments in their Metaverse-specific units may eventually push these companies to become Secondary Companies in the future. However, these companies’ business is not currently directly associated to the Metaverse.

From the selection list, a maximum of 50 companies will be selected based on market capitalization. The Primary Company tranche of the Index shall be allocated at least an 80% weight of the Index, and the Secondary/Satellite Company tranche of the Index shall be allocated no more than 20% weight, with preference given to Secondary Companies. The securities in the Index will be approximately equal weighted.

Comment 12 – Principal Investment Strategies

The Staff notes that the disclosure states, “In addition, it includes companies that are providing virtual reality services and companies that are helping in providing the intellectual property rights to virtual reality creators.” Please be clearer what the Fund means by “helping in providing.”

Response to Comment 12

Please refer to the Fund’s response to Comment 11 above.

Comment 13 – Principal Investment Strategies

Under the “Platforms” numerical, please provide examples of types of companies being referenced here, similar to the revised disclosure in “IP & Contents.”

Response to Comment 13

Please refer to the Fund’s response to Comment 11 above.

Comment 14 – Principal Investment Strategies

Under the “Payment” numerical, please explain “leveraging the idea of Metaverse to revolutionize payment gateways.” Please also provide examples.

Response to Comment 14

Please refer to the Fund’s response to Comment 11 above.

Comment 15 – Principal Investment Strategies

Under the “Optics & Display” numerical, the Staff notes that the disclosure is too generic. Please provide further detail as to what is meant by “Optics & Display” and provide examples.

Response to Comment 15

Please refer to the Fund’s response to Comment 11 above.

Comment 16 – Principal Investment Strategies

Under the “Semiconductor, Hardware and 5G” numerical, please provide examples as to what “semiconductor and hardware products to be used in the manufacturing of virtual reality devices” means. Please also describe what “investing heavily” is in the next sentence. Finally, describe what “5G infrastructure” means.

Response to Comment 16

Please refer to the Fund’s response to Comment 11 above.

Comment 17 – Principal Investment Strategies

Please consider moving the paragraph that begins with “Eligible companies…” to the beginning of “Principal Investment Strategies” section.

Response to Comment 17

Please refer to the Fund’s response to Comment 11 above.

Comment 18 – Principal Investment Strategies

The Staff notes that the disclosure states, “From the Index’s selection list, the top 50 companies based on market capitalization are included in the final Index.” Please clarify whether the top 50 companies comprise the entire Index or if there are other companies included.

Response to Comment 18

Please refer to the Fund’s response to Comment 11 above.

Comment 19 – General

Please supplementally provide a copy of Index methodology and constituent list to the Staff, including the weighting of components.

Response to Comment 19

The Fund confirms the Index methodology and constituent list will be provided to the Staff.

Comment 20 – Principal Investment Strategies

The Staff notes that the disclosure states, “As of __________, 2022, the Index had significant exposure to [information technology and communication services companies], although this may change from time to time.” Please clarify whether this bracketed information is referring to industries or sectors. The Staff notes that the preceding sentence discusses industries, while the subsequent sentence discusses sectors.

Response to Comment 20

The Fund confirms that the referenced disclosure refers to GICS industries, and that relevant risk disclosure will be included for any GICS sectors in which the Fund significantly invests.

Comment 21 – Principal Investment Strategies

Please supplementally explain how this Fund is non-diversified when no individual component will account for more than 5% of the Fund’s portfolio.

Response to Comment 21

The Fund notes that in order to maintain maximum flexibility for potential future portfolio changes, it is a standard policy of First Trust that most new funds are initially classified as “non-diversified” under the Investment Company Act of 1940. The Fund may evolve from being a non-diversified fund to a diversified fund by holding a diversified portfolio for the requisite period of time under the 1940 Act.

Comment 22 – Principal Risks

The Staff notes that the Principal Risks are currently ordered alphabetically. Please consider listing the risks in order of importance with most significant risks ordered first.

Response to Comment 22

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 23 – Principal Risks

The Staff notes that the inclusion of the Emerging Markets Risk. Please include corresponding strategy disclosure that addresses the geographic scope of emerging markets.

Response to Comment 23

The Fund respectfully notes the disclosure in the Principal Investment Strategies that states, “The Index’s starting universe consists of all Metaverse companies (see below) listed in a developed market or emerging market, as defined by the Index Provider.”

Comment 24 – Principal Risks

The Staff notes that there is a discussion of securities issued by governments within the Emerging Market Risk. If the Fund intends to have a sovereign investment strategy, please add to the strategy section or remove this discussion from the risk.

Response to Comment 24

In accordance with the Staff’s comment, the reference to sovereign investments has been removed from Emerging Markets Risk.

Comment 25 – Management

The Staff notes that the Fund has a team of portfolio managers listed. Instruction 2 of Item 5(b) of Form N-1A states that if a committee is comprised of more than five persons who are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-today management of the Fund’s portfolio.

Response to Comment 25

Due to the committee approach employed by the investment management team, the Fund believes that the disclosure, as currently presented, is appropriate for investor comprehension and compliant with Form N-1A.

Comment 26 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the disclosure states, “There may also be instances in which First Trust may choose to overweight certain securities in the Index, purchase securities not in the Index which First Trust believes are appropriate to substitute for certain securities in the Index, use futures or derivative instruments or utilize various combinations of the above techniques in seeking to track the Index.” If the Fund intends to use derivatives to gain exposure to the Index, please add disclosure to the summary strategy section and risks.

Response to Comment 26

While the Fund intends to reserve the right to deviate from the Index as describe above under non-normal circumstances, derivatives are not currently a part of the Fund’s investment strategy.

Comment 27 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the Fund has “Principal Investments” listed after the Item 9 principal investment strategies discussion. Please supplementally explain to the Staff the reasoning for this layout.

Response to Comment 27

The Fund notes that the “Principal Investments” listed below the section entitled “Additional Information on the Fund’s Investment Objective and Strategies” section should be read in connection with the entirety of the Item 9 disclosure, as required by Form N-1A. The Fund believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 28 – Statement of Additional Information

Please file the Fund’s index licensing agreement as a material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 28

The Fund confirms that it will file its index licensing agreement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.70%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224